                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ___)*

                                  LUBY'S, INC.
 ...............................................................................
                                (Name of Issuer)

                     COMMON STOCK, $.32 PAR VALUE PER SHARE
 ...............................................................................
                         (Title of Class of Securities)

                                   549282101
 ...............................................................................
                                 (CUSIP Number)

                               FRANK MARKANTONIS
                                  642 YALE ST.
                              HOUSTON, TEXAS 77007
                                 (713) 869-0151
 ...............................................................................
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               DECEMBER 16, 2000
 ...............................................................................
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 10 Pages

CUSIP NO. 549282101                      13 D                Page 2 of 10 Pages
-------------------------------------------------------------------------------
                NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    1
                HARRIS JAMES PAPPAS
-------------------------------------------------------------------------------
    2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (A)  [X]
                                                                       (B)  [ ]
-------------------------------------------------------------------------------
                SEC USE ONLY
    3
-------------------------------------------------------------------------------
                SOURCE OF FUNDS

    4           PF
-------------------------------------------------------------------------------
                CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                TO ITEMS 2(D) OR 2(E)
    5
                                                                          [ ]
-------------------------------------------------------------------------------
                CITIZENSHIP OR PLACE OF ORGANIZATION

    6           UNITED STATES CITIZEN
-------------------------------------------------------------------------------

    NUMBER OF                     SOLE VOTING POWER
     SHARES              7
  BENEFICIALLY                    671,900
      OWNED              ------------------------------------------------------
     BY EACH                      SHARED VOTING POWER
    REPORTING            8
      PERSON                      0
      WITH               ------------------------------------------------------
                                  SOLE DISPOSITIVE POWER
                         9
                                  671,900
                         ------------------------------------------------------
                                  SHARED DISPOSITIVE POWER
                         10
                                  0
-------------------------------------------------------------------------------
   11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                671,900
-------------------------------------------------------------------------------
                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES
   12                                                                     [ ]
-------------------------------------------------------------------------------
                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   13
                3.0%
-------------------------------------------------------------------------------
   14           TYPE OF REPORTING PERSON

                IN
-------------------------------------------------------------------------------

                               Page 2 of 10 Pages

CUSIP NO. 549282101                     13 D                 Page 3 of 10 Pages
-------------------------------------------------------------------------------
                NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    1
                CHRISTOPHER JAMES PAPPAS
------------------------------------------------------------------------------
    2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (A)  [X]
                                                                      (B)  [ ]
-------------------------------------------------------------------------------
                SEC USE ONLY
    3
-------------------------------------------------------------------------------
                SOURCE OF FUNDS
    4
                PF
-------------------------------------------------------------------------------
                CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                TO ITEMS 2(D) OR 2(E)
    5
                                                                         [ ]
-------------------------------------------------------------------------------
                CITIZENSHIP OR PLACE OF ORGANIZATION
    6
                UNITED STATES CITIZEN
-------------------------------------------------------------------------------
    NUMBER OF                     SOLE VOTING POWER
     SHARES              7
  BENEFICIALLY                    671,900
      OWNED              ------------------------------------------------------
     BY EACH                      SHARED VOTING POWER
    REPORTING            8
      PERSON                      0
      WITH               ------------------------------------------------------
                                  SOLE DISPOSITIVE POWER
                         9
                                  671,900
                         ------------------------------------------------------
                                  SHARED DISPOSITIVE POWER
                         10
                                  0
-------------------------------------------------------------------------------
   11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                671,900
-------------------------------------------------------------------------------
                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES
   12                                                                     [ ]
-------------------------------------------------------------------------------
                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   13
                3.0%
-------------------------------------------------------------------------------
   14           TYPE OF REPORTING PERSON

                IN
-------------------------------------------------------------------------------


                               Page 3 of 10 Pages

                       SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.
                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

             (FILED BY THE GROUP PURSUANT TO GENERAL INSTRUCTION C)

ITEM 1.  SECURITY AND ISSUER.

The equity securities to which this statement relates are the common stock, $.32 par value per share (the "Common Stock"), of Luby's, Inc., a Delaware corporation (the "Company"). The Company's principal executive offices are located at 2211 Northeast Loop 410, Post Office Box 33069, San Antonio, Texas 78265- 3069.

ITEM 2.  IDENTITY AND BACKGROUND.

This statement is being filed jointly by Harris James Pappas ("H. Pappas") and Christopher James Pappas ("C. Pappas"). C. Pappas and H. Pappas are each referred to herein, individually, as a "Shareholder" and together as the "Shareholders". Both Shareholders are self employed in the restaurant business as the principal owners of Pappas Partners, L.P. and Pappas Restaurants, Inc., whose address is 642 Yale Street, Houston, Texas 77007. Each Shareholder is a United States citizen. During the last five years, neither of the Shareholders has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which either was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Each Shareholder purchased his shares of the Company's Common Stock using personal funds and from routine margin borrowings through standard margin agreements with broker A.G. Edwards & Sons, Inc. The amount of funds used to purchase the Common Stock are, in the aggregate, $3,285,274 and $3,255,715 for
H. Pappas and C. Pappas, respectively.

ITEM 4.  PURPOSE OF TRANSACTION.

The Shareholders intend to use their holdings, in cooperation with the Company's Board of Directors and management, to have an influence on the future of the Company. In these regards the Shareholders have discussed with representatives of the Company, including certain directors, the possibility of their, and one of their representatives, being elected to the Board of Directors (which could result in a change in composition or size of the Board of Directors) and the possibility of their taking some active role in the Company's management and operations and, in connection therewith, taking additional equity interests in the Company directly from the Company or otherwise investing in the Company. No understandings or agreements have been reached in such regards, and there can be no assurance that any will be reached or even that such discussions will lead to specific negotiations in such regards. Otherwise, at present, the Shareholders have no plans or proposals that would involve them seeking voting control of the Company or acquiring additional shares in the market that would result in their holding a substantial additional percentage of the outstanding shares of the Company, any extraordinary corporate transaction, any other change in the Board of Directors or management, any other change with respect to the Company's capitalization, corporate structure, charter or bylaws or any change that would affect the Company's stock exchange listing or registration with the Securities and Exchange Commission. The Shareholders may, however, make additional purchases or, possibly, sales of shares of Common Stock from time to time.

                               Page 4 of 10 Pages

ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

         (a)      Aggregate Number and Percentage of Shares OwneD.

                  As of the date of this schedule, the Shareholders beneficially own an aggregate of 1,343,800 shares of Common Stock. The Shareholders beneficially own in the aggregate 5.99% of the issued and outstanding shares of Common Stock, such percentage being calculated by dividing 1,343,800 (the number of shares of Common Stock beneficially owned by the Shareholders) by 22,420,375 (the number of issued and outstanding shares of Common Stock as of November 27, 2000, as reported in the Company's Form 10-K for the Fiscal Year ended August 31, 2000). Each Shareholder owns beneficially such number of shares of Common Stock as are set forth below:

                           H. Pappas                           671,900
                           C. Pappas                           671,900
                                                           -----------
                             TOTAL                           1,343,800

Each Shareholder disclaims beneficial ownership of any shares of Common Stock held of record by the other Shareholder.

         (b)      Number of Shares Beneficially Owned by the Shareholders.

                  Harris James Pappas

                  H. Pappas has sole power to vote, and to dispose of, 671,900 shares of Common Stock, such shares being beneficially owned individually by him.

                  Christopher James Pappas

                  C. Pappas has sole power to vote, and to dispose of, 671,900 shares of Common Stock, such number of shares being beneficially owned individually by him

         (c) The following table sets forth all of the transactions in Common Stock made by each Shareholder over the past 60 days. All such transactions were open-market purchases made through brokerage transactions.


                  Harris James Pappas
                  -------------------

                            Number of Shares    Funds Used to      Price Per
     Date of Purchase           Purchased      Purchase Shares       Share
     ----------------           ---------      ---------------       -----

         10/16/00                10,000           $43,125.00         $4.3125

         10/16/00                30,000          $132,981.00         $4.4327

         10/16/00                10,000           $44,375.00         $4.4375

         10/16/00                10,000           $43,750.00         $4.375

         10/17/00                12,500           $55,468.75         $4.4375

         10/30/00                42,300          $222,756.03         $5.2661


                               Page 5 of 10 Pages

         10/31/00                66,500          $353,327.80         $5.3132

          11/2/00                35,000          $195,625.50         $5.5893

          11/3/00                20,000          $111,250.00         $5.5625

          11/6/00                15,000           $82,032.00         $5.4688

          11/7/00                19,850          $102,580.83         $5.1678

          11/8/00                22,800          $118,605.60         $5.202

          11/9/00                25,100          $132,407.52         $5.2752

         11/10/00                 5,000           $27,187.50         $5.4375

         11/13/00                27,500          $151,219.75         $5.4989

         11/14/00                24,500          $135,534.00         $5.532

         11/16/00                88,750          $465,937.50         $5.25

         11/17/00                10,000           $51,250.00         $5.125

         11/20/00                 7,800           $39,875.16         $5.1122

         11/22/00                12,500           $63,437.50         $5.075

         11/27/00                17,600           $88,624.80         $5.0355

         11/28/00                18,750           $92,030.63         $4.9083

         11/30/00                13,750           $66,405.63         $4.8295

          12/5/00                 2,000            $9,125.00         $4.5625

          12/6/00                 7,500           $33,699.75         $4.4933

          12/7/00                 5,000           $21,250.00         $4.25

         12/15/00                20,000           $73,750.00         $3.6875

         12/15/00                11,500           $40,871.00         $3.554

         12/19/00                22,500           $81,067.50         $3.603

         12/20/00                18,200           $61,082.84         $3.3562

         12/21/00                20,000           $73,320.00         $3.666

         12/22/00                20,000           $73,320.00         $3.616

                               Page 6 of 10 Pages

                  Christopher James Pappas
                  ------------------------

                            Number of Shares     Funds Used to      Price Per
     Date of Purchase           Purchased       Purchase Shares       Share
     ----------------           ---------       ---------------       -----

         10/16/00                10,000          $ 43,125.00         $4.3125

         10/16/00                30,000          $132,981.00         $4.4327

         10/16/00                10,000           $44,375.00         $4.4375

         10/16/00                10,000           $43,750.00         $4.375

         10/17/00                12,500           $55,468.75         $4.4375

         10/18/00                25,000          $120,325.00         $4.813

         10/18/00                24,100          $127,416.70         $5.287

         10/25/00                25,600          $136,069.12         $5.3152

         10/25/00                 1,300            $6,825.00         $5.25

         10/25/00                 1,000            $5,250.00         $5.25

         10/26/00                30,700          $164,868.21         $5.3703

         10/27/00                 4,000           $20,500.00         $5.125

         10/27/00                 4,000           $20,750.00         $5.1875

         10/27/00                34,600          $175,643.44         $5.0764

         10/30/00                13,500           $71,092.35         $5.2661

          11/6/00                15,000           $82,032.00         $5.4688

          11/7/00                19,850          $102,580.83         $5.1678

          11/8/00                22,800          $118,605.60         $5.202

          11/9/00                25,100          $132,407.52         $5.2752

         11/10/00                 5,000           $27,187.50         $5.4375

         11/13/00                27,500          $151,219.75         $5.4989

         11/14/00                24,500          $135,534.00         $5.532

         11/16/00                88,750          $465,937.50         $5.25

         11/17/00                10,000           $51,250.00         $5.125

         11/20/00                 7,800           $39,875.16         $5.1122

         11/22/00                12,500           $63,437.50         $5.075

         11/27/00                17,600           $88,624.80         $5.0355


                               Page 7 of 10 Pages

         11/28/00                18,750           $92,030.63         $4.9083

         11/30/00                13,750           $66,405.63         $4.8295

          12/5/00                 2,000            $9,125.00         $4.5625

          12/6/00                 7,500           $33,699.75         $4.4933

          12/7/00                 5,000           $21,250.00         $4.25

         12/15/00                20,000           $73,750.00         $3.6875

         12/15/00                11,500           $40,871.00         $3.554

         12/19/00                22,500           $81,067.50         $3.603

         12/20/00                18,200           $61,082.84         $3.3562

         12/21/00                20,000           $73,320.00         $3.666

         12/22/00                20,000           $76,980.58         $3.849


         (D)      Not applicable.

         (E)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER.

Other than the general understandings of H. Pappas and C. Pappas as set forth in Item 4 above to act together as described, there are no contracts, arrangements, understandings or relationships between any of the Shareholders with respect to the Common Stock of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.


         Ex. A    Agreement for Joint Filing Pursuant to Rule 13d-1(f)(1)
                  Under the Securities Exchange Act of 1934, dated December 26, 2000, among Harris James Pappas and Christopher James Pappas.



                               Page 8 of 10 Pages

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 26, 2000




                                         /s/ Harris James Pappas
                                -----------------------------------------
                                           Harris James Pappas



                                      /s/ Christopher James Pappas
                                -----------------------------------------
                                        Christopher James Pappas




                               Page 9 of 10 Pages

                                 EXHIBIT INDEX

   Ex. A    Agreement for Joint Filing Pursuant to Rule 13d-1(f)(1)
            Under the Securities Exchange Act of 1934, dated December 26, 2000, among Harris James Pappas and Christopher James Pappas.